FAIRFAX
FINANCIAL HOLDINGS LIMITED

INTERIM REPORT

For the nine months ended
September 30, 2007

CONSOLIDATED BALANCE SHEETS
as at September 30, 2007 and December 31, 2006
(unaudited – US$ millions)

	2007	2006
	(audited)
Assets
Cash, short term investments and marketable securities	836.7	767.4
Accounts receivable and other	1,918.7	1,892.8
Recoverable from reinsurers (including recoverables on paid losses – $317.1; 2006 – $395.4)	5,167.9	5,506.5
	7,923.3	8,166.7
Portfolio investments
Subsidiary cash and short term investments (fair value $3,685.3; 2006 – $4,620.1)	3,685.3	4,602.7
Bonds
At fair value (cost $10,192.5)	10,010.5	—
At amortized cost (fair value $8,547.1)	–	8,674.1
Preferred stocks
At fair value (cost $20.6)	20.6	—
At cost (fair value $19.6)	–	16.4
Common stocks
At fair value (cost $2,167.0)	2,522.3	—
At cost (fair value $2,119.7)	–	1,890.0
Investments, at equity (fair value $395.6; 2006 – $682.9)	356.7	474.0
Other invested assets	475.1	154.7
Assets pledged for short sale and derivative obligations (fair value $1,542.9; 2006 – $1,018.1)	1,542.9	1,023.7
	18,613.4	16,835.6
Deferred premium acquisition costs	382.8	369.0
Future income taxes	581.3	771.3
Premises and equipment	90.0	86.0
Goodwill	252.4	239.2
Other assets	89.5	108.7
	27,932.7	26,576.5
Liabilities
Subsidiary indebtedness	86.7	68.2
Accounts payable and accrued liabilities	1,445.2	1,091.2
Short sale and derivative obligations – holding company	25.5	—
Short sale and derivative obligations – subsidiary companies	1,029.0	783.3
Funds withheld payable to reinsurers	355.2	370.0
	2,941.6	2,312.7
Provision for claims	15,340.6	15,502.3
Unearned premiums	2,368.1	2,298.9
Long term debt – holding company borrowings	1,062.0	1,202.6
Long term debt – subsidiary company borrowings	913.9	913.1
Purchase consideration payable	175.8	179.2
Trust preferred securities of subsidiaries	17.9	17.9
	19,878.3	20,114.0
Non-controlling interests	1,511.3	1,292.9
Contingencies (note 9)

Shareholders’ Equity
Common stock	2,067.4	2,071.9
Other paid in capital	57.9	57.9
Treasury stock, at cost	(22.6)	(18.3)
Preferred stock	136.6	136.6
Retained earnings	1,097.9	596.6
Accumulated other comprehensive income	264.3	12.2
	3,601.5	2,856.9
	27,932.7	26,576.5

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the nine months ended September 30, 2007 and 2006
(unaudited – US$ millions except per share amounts)

	Third quarter		First nine months
	2007	2006	2007	2006
Revenue
Gross premiums written	1,317.6	1,410.7	3,962.6	4,207.2
Net premiums written	1,151.8	1,237.3	3,420.7	3,645.3
Net premiums earned	1,195.8	1,209.5	3,471.6	3,617.4
Interest and dividends	209.2	192.5	603.1	532.3
Net gains on investments	356.9	20.9	692.4	745.3
Claims fees	109.3	92.2	309.2	270.2
	1,871.2	1,515.1	5,076.3	5,165.2
Expenses
Losses on claims	792.3	1,280.5	2,320.8	3,000.1
Operating expenses	313.4	280.0	881.4	802.5
Commissions, net	218.4	178.8	584.0	588.7
Interest expense	46.1	53.2	164.5	158.2
	1,370.2	1,792.5	3,950.7	4,549.5
Earnings (loss) from operations before income taxes	501.0	(277.4)	1,125.6	615.7
Provision for income taxes	181.1	64.0	367.3	421.6
Net earnings (loss) before non-controlling interests	319.9	(341.4)	758.3	194.1
Non-controlling interests	(66.7)	(17.8)	(226.1)	(125.7)
Net earnings (loss)	253.2	(359.2)	532.2	68.4
Net earnings (loss) per share	$14.12	$(20.41)	$29.54	$3.37
Net earnings (loss) per diluted share	$13.47	$(20.41)	$28.27	$3.37
Cash dividends paid per share	$—	$—	$2.75	$1.40
Shares outstanding (000) (weighted average)	17,688	17,740	17,705	17,772

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the nine months ended September 30, 2007 and 2006
(unaudited – US$ millions)

	Third quarter		First nine months
	2007	2006	2007	2006
Net earnings (loss)	253.2	(359.2)	532.2	68.4
Other comprehensive income, net of income taxes
Change in net unrealized gains on available for sale securities(1)	160.2	—	145.2	—
Reclassification of net (gains) losses to earnings(2)	19.8	—	(73.6)	—
Change in unrealized foreign currency translation gains(3)	54.0	5.5	131.0	53.3
Other comprehensive income	234.0	5.5	202.6	53.3
Comprehensive income	487.2	(353.7)	734.8	121.7

____________

(1)	Net of income tax expense of $74.6 and $69.3 forthe third quarter and first nine months of 2007,respectively.

(2)	Net of income tax expense of $18.8 for the thirdquarter and net of income tax recovery of $26.1 for thefirst nine months of 2007.

(3)	Net of income tax recovery of $7.7 (2006 –income tax expense of $0.8) and $4.8 (2006 – $0.1)for the third quarter and first nine months of 2007,respectively.

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the nine months ended September 30, 2007 and 2006
(unaudited – US$ millions)

	2007	2006
Common stock –
Subordinate voting shares – beginning of period	2,068.1	2,075.8
Purchases during the period	(4.5)	(7.7)
Subordinate voting shares – end of period	2,063.6	2,068.1
Multiple voting shares – beginning and end of period	3.8	3.8
Common stock	2,067.4	2,071.9
Other paid in capital – beginning of period	57.9	59.4
Purchase of convertible senior debentures	–	(1.5)
Other paid in capital – end of period	57.9	57.9
Treasury stock (at cost) – beginning of period	(18.3)	(17.3)
Reissued (acquired) during the period	(4.3)	1.0
Treasury stock – end of period	(22.6)	(16.3)
Preferred stock –
Series A – beginning and end of period	51.2	51.2
Series B – beginning and end of period	85.4	85.4
Preferred stock	136.6	136.6
Retained earnings – beginning of period	596.6	405.6
Transition adjustment – financial instruments	29.8	—
Net earnings for the period	532.2	68.4
Excess over stated value of shares purchased for cancellation	(2.5)	—
Common share dividends	(49.0)	(25.1)
Preferred share dividends	(9.2)	(8.5)
Retained earnings – end of period	1,097.9	440.4
Accumulated other comprehensive income – beginning of period	12.2	(19.7)
Transition adjustment – financial instruments	49.5	—
Other comprehensive income	202.6	53.3
Accumulated other comprehensive income – end of period	264.3	33.6
Retained earnings and accumulated other comprehensive income	1,362.2	474.0
Total shareholders’ equity	3,601.5	2,724.1
Number of shares outstanding
Common stock –
Subordinate voting shares – beginning of period	16,981,970	17,056,856
Net treasury shares reissued (acquired)	(25,350)	4,614
Purchases for cancellation	(38,600)	(67,800)
Subordinate voting shares – end of period	16,918,020	16,993,670
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder	(799,230)	(799,230)
Common stock effectively outstanding – end of period	17,666,790	17,742,440
Preferred stock –
Series A – beginning and end of period	3,000,000	3,000,000
Series B – beginning and end of period	5,000,000	5,000,000

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended September 30, 2007 and 2006
(unaudited – US$ millions)

	Third quarter		First nine months
	2007	2006	2007	2006
Operating activities
Earnings (loss) before non-controlling interests	319.9	(341.4)	758.3	194.1
Amortization	5.4	7.4	21.6	17.9
Bond discount amortization	(5.8)	(9.0)	(17.1)	(28.3)
Earnings on investments at equity	(6.4)	(14.3)	(41.5)	(63.7)
Future income taxes	140.4	38.9	166.8	375.6
Loss on significant commutations	—	412.6	—	412.6
Net gains on investments	—	(20.9)	—	(745.3)
Net losses (gains) on available for sale securities	38.6	—	(99.7)	—
Other net gains on investments	(395.5)	—	(592.7)	—
	96.6	73.3	195,7	162.9
Changes in:
Provision for claims	(300.3)	(142.5)	(665.4)	(467.6)
Unearned premiums	(41.8)	8.3	(72.7)	(30.5)
Accounts receivable and other	24.1	115.8	72.9	470.6
Recoverable from reinsurers	116.9	348.8	526.5	910.9
Funds withheld payable to reinsurers	14.1	(18.0)	(14.8)	(64.6)
Accounts payable and accrued liabilities	373.0	(79.4)	307.6	(128.5)
Other	5.9	(0.1)	(32.3)	36.2
Cash provided by operating activities	288.5	306.2	317.5	889.4
Investing activities
Investments – purchases	—	(1,024.1)	—	(2,436.8)
– sales	—	1,585.0	—	3,967.3
Net sales of assets and liabilities classified as held for trading	345.3	—	135.2	—
Net sales (purchases) of securities designated as held for trading	(30.4)	—	43.1	—
Available for sale securities – purchases	(518.1)	—	(2,975.2)	—
– sales	643.9	—	1,487.1	—
Sale (purchase) of short-term investments	132.4	—	(581.4)	—
Sale of marketable securities	—	4.9	—	118.9
Sale of Zenith National shares	—	—	—	193.8
Sale of Hub International shares	—	—	428.5	—
Purchase of Advent shares	—	—	—	(24.7)
Purchase of ICICI Lombard shares	—	—	(15.3)	(17.2)
Net (purchase) sale of other equity instruments	1.5	4.1	(8.1)	48.7
Sale (purchase) of premises and equipment	0.8	(3.5)	(8.2)	(8.8)
Purchase of subsidiary common stock	(93.3)	—	(93.3)	—
Cash provided by (used in) investing activities	482.1	566.4	(1,587.6)	1,841.2
Financing activities
Subordinate voting shares repurchased	(7.0)	—	(7.0)	(7.7)
Reissued (purchased) treasury shares	0.1	0.9	(4.3)	1.0
Long term debt – holding company
Repayment	—	(23.5)	(107.8)	(99.6)
Debt issuance costs	—	—	(15.0)	—
Long term debt – subsidiary companies
Issuances	—	—	330.0	100.0
Repayment	—	—	(295.7)	(19.3)
Debt issuance costs	—	—	(23.4)	—
Trust preferred securities of subsidiary repurchased	—	(7.9)	—	(12.0)
Purchase consideration payable	(1.1)	(1.1)	(3.4)	(13.5)
Subsidiary indebtedness	4.0	2.9	6.9	13.0
Common share dividends	—	—	(49.0)	(25.1)
Preferred share dividends	(3.4)	(2.8)	(9.2)	(8.5)
Cash used in financing activities	(7.4)	(31.5)	(177.9)	(71.7)
Foreign currency translation	36.5	(2.0)	114.5	28.5
Increase (decrease) in cash and cash equivalents	799.7	839.1	(1,333.5)	2,687.4
Cash and cash equivalents – beginning of period	3,630.6	6,438.7	5,763.8	4,590.4
Cash and cash equivalents – end of period	4,430.3	7,277.8	4,430.3	7,277.8

See accompanying notes.

Cash and cash equivalents consist of cash and short term investments, including subsidiary cash and short term investments, and exclude subsidiary cash and short-term investments that are restricted. Cash equivalents are readily convertible into cash and have maturities of three months or less.

	September 30, 2007	December 31, 2006
Cash and short term investments	372.1	540.2
Subsidiary cash and short term investments	3,188.7	4,602.7
Cash and short term investments pledged for short sale and derivative obligations	1,207.6	829.3
	4,768.4	5,972.2
Restricted cash and short term investments	(338.1)	(208.4)
	4,430.3	5,763.8

Notes to Consolidated Financial Statements
for the nine months ended September 30, 2007 and 2006
(unaudited – in US$ millions except per share amounts and as otherwiseindicated)

1. Basis of Presentation

These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2006. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2006 except as described in note 2, and although they do not include all disclosures required by Canadian GAAP for annual financial statements, in management’s opinion they include all disclosures necessary for the fair presentation of the company’s interim results.

2. Summary of Significant AccountingPolicies

Changes in accounting policies

On January 1, 2007, the company adopted five new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): CICA Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3251, Equity; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3865, Hedges. The adoption of these new accounting standards resulted in changes in the accounting for financial instruments as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive income as described below. The company adopted these standards prospectively and, accordingly, prior period balances have not been restated (except for the reclassification of the currency translation account which was adopted retroactively with prior period restatement). The adoption of these new accounting standards, specifically the accounting for bonds designated as held for trading under the fair value option, reduced net earnings by $5.0 and $32.3 for the third quarter and first nine months of 2007 respectively. Consequently, basic earnings per share is also lower by $0.28 and $1.82 and diluted earnings per share is lower by $0.27 and $1.73 for those periods respectively.

Financial Instruments – Recognition andMeasurement.  Under the new standards, financial assets are classified as held for trading, available for sale, held to maturity or loans and receivables. Financial liabilities are classified as held for trading or as other financial liabilities. Derivatives are classified as held for trading unless they are specifically designated within an effective hedge relationship. The company may also designate certain financial instruments, on initial recognition or adoption of the standard, as held for trading under the fair value option. The company’s financial assets and liabilities, including all derivatives, are recorded on the consolidated balance sheet at fair value on initial recognition and subsequently accounted for based on their classification as described below.

Held for trading – Financial assets purchased for short term investment objectives are classified as held for trading. Financial liabilities classified as held for trading are obligations related to securities sold but not yet purchased. Financial assets and liabilities and derivatives classified as held for trading are carried at fair value on the consolidated balance sheet with realized and unrealized gains and losses recorded in net gains on investments. Dividends and interest earned and interest incurred are included in interest and dividends in the consolidated statement of earnings.

At January 1, 2007, cash and cash equivalents totaling $5,702.5 (fair value $5,702.5), previously accounted for at cost or amortized cost, were classified as held for trading. Bonds totaling $1,109.7 (fair value $1,167.5) containing embedded derivatives that otherwise would require bifurcation were designated as held for trading under the fair value option. These financial assets were previously recorded at amortized cost and are now accounted for in the same manner as other financial assets classified as held for trading. Financial assets, primarily derivatives totaling $115.7 and financial liabilities totaling $783.3, previously accounted for at fair value, were classified as held for trading.

Available for sale – Financial assets classified as available for sale are carried at fair value with changes in unrealized gains and losses recorded in other comprehensive income until realized, at which time the cumulative gain or loss is reclassified to net gains on investments in the consolidated statement of earnings. The fair value changes recorded through other comprehensive income and accumulated other comprehensive income are not allocated to non-controlling interests. When unrealized losses on available for sale securities are determined to be other than temporary, the cost of the financial asset is written down to fair value with the change recorded in net gains on investments in the consolidated statement of earnings. Previously, such securities were written down to net realizable value. Securities that are classified as available for sale and that do not have a readily available market value are recorded at cost. Dividends and interest income from available for sale securities, including amortization of premiums and accretion of discounts, are recorded in interest and dividends in the consolidated statement of earnings.

All bonds (other than those designated as held for trading), all common stocks, all preferred stocks and certain short term investments together totaling $10,159.8 (fair value $10,233.3), previously accounted for at cost or amortized cost, were classified as available for sale on January 1, 2007.

Non-derivative financial assets that have a fixed maturity date, other than loans and receivables, for which the company has the intent and ability to hold to maturity or redemption are classified as held to maturity and reported at amortized cost. The company has not designated any financial assets as held to maturity.

Loans and receivables and other financial liabilities continue to be carried at amortized cost.

Hedges – For fair value hedges, the change in fair value of the hedging derivative is offset in the consolidated statement of earnings against the change in fair value of the hedged item relating to the hedged risk. For cash flow hedges, the change in fair value of the derivative to the extent effective is recorded in other comprehensive income until the item being hedged affects the consolidated statement of earnings, at which time the related change in fair value of the derivative is also recorded in the consolidated statement of earnings. Any hedge ineffectiveness is recorded in the consolidated statement of earnings. Previously, derivatives that met hedge accounting criteria were accounted for on an accrual basis. The company did not have any derivatives designated as accounting hedges upon adoption of the new standards.

Comprehensive income – Comprehensive income consists of net earnings and other comprehensive income. Unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments are recorded in the consolidated statement of comprehensive income and included in accumulated other comprehensive income until recognized in the consolidated statement of earnings. Accumulated other comprehensive income is included on the consolidated balance sheet as a separate component of shareholders’ equity (net of income taxes).

Fair values of financial instruments measured at fair value that are quoted in active markets are obtained from external pricing services and are based on bid prices for financial assets and offer prices for financial liabilities. Short term investments comprise securities due to mature within one year from the date of purchase and are carried at amortized cost which approximates fair value. Fair values of third party investment funds are based on the net asset values as advised by the funds. Fair values of derivative financial instruments are based on dealer quotes.

Transaction costs related to financial assets and liabilities classified or designated as trading are expensed as incurred. Transaction costs related to available for sale financial assets and long term debt are capitalized to the cost of the asset or liability on initial recognition and, where applicable, are amortized to interest income and interest expense respectively using the effective interest method.

The company continues to account for the purchase and sale of securities using trade date accounting for purposes of both the consolidated balance sheet and the consolidated statement of earnings.

Transitional adjustment – On January 1, 2007, the company recognized all of its financial assets and liabilities in the consolidated balance sheet according to their classification. Any adjustment made to a previous carrying amount was recognized as an adjustment to opening retained earnings or opening accumulated other comprehensive income, net of income taxes. The currency translation account, previously presented as a separate component of shareholders’ equity, was reclassified retroactively to accumulated other comprehensive income. Unamortized debt issuance costs of $28.2 were reclassified from other assets to long term debt. The impact on the consolidated balance sheet of adopting the new standards was as follows:

Impact on Consolidated Balance Sheet

	Previously reported December 31, 2006	Classifications to conform with current year presentation	Reclassified December 31, 2006	Adjustment upon adoption of new standards	January 1, 2007
Assets
Cash, short term investments and marketable securities	767.4	—	767.4	16.2	783.6
Portfolio investments
Subsidiary cash and short term investments	5,432.0	(829.3)	4,602.7	—	4,602.7
Bonds	8,944.0	(269.9)	8,674.1	(127.0)	8,547.1
Preferred stocks	16.4	—	16.4	0.4	16.8
Common stocks	2,087.3	(197.3)	1,890.0	229.7	2,119.7
Strategic investments	337.9	(337.9)	—	—	—
Investments, at equity	—	474.0	474.0	—	474.0
Real estate	18.0	(18.0)	—	—	—
Other invested assets	—	154.7	154.7	—	154.7
Assets pledged for short sale and derivative obligations	—	1,023.7	1,023.7	(5.6)	1,018.1
	16,835.6	—	16,835.6	97.5	16,933.1
Future income taxes	771.3	—	771.3	(26.7)	744.6
Other assets	108.7	—	108.7	(28.2)	80.5
All other assets	8,093.5	—	8,093.5	—	8,093.5
	26,576.5	—	26,576.5	58.8	26,635.3
Liabilities
Long term debt – holding company borrowings	1,202.6	—	1,202.6	(21.1)	1,181.5
Long term debt – subsidiary company borrowings	913.1	—	913.1	(7.1)	906.0
All other liabilities	20,311.0	—	20,311.0	—	20,311.0
	22,426.7	—	22,426.7	(28.2)	22,398.5
Non-controlling interests	1,292.9	—	1,292.9	7.7	1,300.6
Shareholders’ equity
Common stock	2,071.9	—	2,071.9	—	2,071.9
Other paid in capital	57.9	—	57.9	—	57.9
Treasury stock, at cost	(18.3)	—	(18.3)	—	(18.3)
Preferred stock	136.6	—	136.6	—	136.6
Retained earnings	596.6	—	596.6	29.8	626.4
Currency translation account	12.2	(12.2)	—	—	—
Accumulated other comprehensive income
Unrealized gains on available for sale securities	—	—	—	49.5	49.5
Currency translation account	—	12.2	12.2	—	12.2
	2,856.9	—	2,856.9	79.3	2,936.2
	26,576.5	—	26,576.5	58.8	26,635.3

3. Cash and Investments

Cash and short term investments, marketable securities, portfolio investments and short sale and derivative obligations by financial instrument classification are shown in the table below:

	September 30, 2007						December 31, 2006
	Classified as held for trading	Designated as held for trading	Classified as available for sale	Equity- accounted and other	Total carrying value	Total fair value	Total carrying value	Total fair value
Holding company:
Cash and short term investments	372.1	—	85.0	—	457.1	457.1	540.2	540.2
Marketable securities	128.2	15.6	235.8	—	379.6	379.6	227.2	243.4
	500.3	15.6	320.8	—	836.7	836.7	767.4	783.6
Short sale and derivative obligations	(25.5)	—	—	—	(25.5)	(25.5)	—	—
	474.8	15.6	320.8	—	811.2	811.2	767.4	783.6
Portfolio investments:
Cash and short term investments	3,188.7	—	496.6	—	3,685.3	3,685.3	4,602.7	4,620.1
Bonds	—	1,201.9	8,808.6	—	10,010.5	10,010.5	8,674.1	8,547.1
Preferred stocks	—	—	20.6	—	20.6	20.6	16.4	19.6
Common stocks	—	—	2,522.3	—	2,522.3	2,522.3	1,890.0	2,119.7
Investments, at equity	—	—	—	356.7	356.7	395.6	474.0	682.9
Other invested assets	435.5	—	—	39.6	475.1	478.4	154.7	156.2
	3,624.2	1,201.9	11,848.1	396.3	17,070.5	17,112.7	15,811.9	16,145.6
Assets pledged for short sale and derivative obligations:
Cash and short term investments	1,207.6	—	—	—	1,207.6	1,207.6	829.3	829.3
Bonds	—	—	335.3	—	335.3	335.3	194.4	188.8
	1,207.6	—	335.3	—	1,542.9	1,542.9	1,023.7	1,018.1
Short sale and derivative obligations	(1,029.0)	—	—	—	(1,029.0)	(1,029.0)	(783.3)	(783.3)
	3,802.8	1,201.9	12,183.4	396.3	17,584.4	17,626.6	16,052.3	16,380.4

At September 30, 2007, bonds designated as held for trading under the fair value option are carried at fair value of $1,201.9 with an amortized cost of $1,213.9. Bonds pledged for short sale and derivative obligations are carried at fair value of $335.3 with an amortized cost of $346.4. Available for sale securities included in marketable securities are comprised of bonds carried at fair value of $12.1 with an amortized cost of $12.0 and common stocks carried at fair value of $223.7 with a cost of $217.8.

On June 13, 2007, the company and its subsidiaries completed the sale of all of their 26.1% interest in Hub International Limited (“Hub”) for cash proceeds of $41.50 per share. The sale of 10.3 million Hub shares held by the company and its subsidiaries resulted in cash proceeds of $428.5 and a net gain on investment before income taxes and non-controlling interests of $220.5. A portion of the gain recognized on the sale of Hub by the Canadian subsidiaries is non-taxable, contributing to an effective tax rate in the nine months ended September 30, 2007 which is lower than the statutory tax rate.

On February 7, 2006, subsidiaries of the company sold their remaining 3.8 million shares of Zenith National Insurance Corp. common stock at $50.38 per share for net proceeds of $193.8, resulting in a net gain on investment before income taxes and non-controlling interest of $137.3.

On January 5, 2006, Advent Capital (Holdings) PLC (“Advent”), through an underwritten secondary public offering, raised gross proceeds of $51.5 (£30.0) of equity at $0.34 (20 pence) per share with the company purchasing its pro rata share at a cost of $24.7 (£14.0), thereby maintaining its 46.8% interest in Advent.

Included in subsidiary cash and short term investments is $133.8 of cash which is restricted as to use. This cash primarily consists of cash pledged to the Society and Council of Lloyd’s (“Lloyd’s”) to support the underwriting capacity of subsidiaries’ Lloyd’s syndicates.

4. Acquisitions and Divestitures

Cunningham Lindsey

On October 30, 2007, the company and its 85.6% owned subsidiary, Cunningham Lindsey Group Inc. (“Cunningham Lindsey”) announced that they had entered into an agreement pursuant to which a private equity investor would acquire for approximately Cdn$80 a 51% interest (representing a price equivalent of approximately Cdn$2.40 per Cunningham Lindsey share) in a newly formed holding company that will own the operating businesses of Cunningham Lindsey. Fairfax will invest approximately Cdn$30 (approximately net Cdn$20 after repayment of intercompany advances of Cdn$10 to Fairfax) and senior management of Cunningham Lindsey and its operating companies will be investing as well. The proceeds from these investments will be used to repay Cunningham Lindsey’s Cdn$72.8 unsecured term loan facility which is included in the consolidated balance sheet as subsidiary indebtedness, and for working capital purposes.

During the fourth quarter of 2007, Fairfax intends to make a cash offer by way of an amalgamation transaction of Cdn$3.20 per share (approximately Cdn$10 in total which is included in the Cdn$30 amount above) to acquire all of the outstanding subordinate voting shares of Cunningham Lindsey which it does not currently own. Upon completion of the foregoing going private transaction and completion of the above-mentioned investments, Fairfax will hold an approximately 45% interest in the operating companies of Cunningham Lindsey through its 100% ownership of Cunningham Lindsey, and senior management of Cunningham Lindsey and its operating companies will hold an approximately 4% interest in these operating companies.

The sale of 55% of Cunningham Lindsey operating companies triggered a goodwill impairment analysis as of September 30, 2007, which also coincided with the annual goodwill impairment analysis. This analysis took into consideration the fair value of Cunningham Lindsey as determined in the agreement to sell 55% of Cunningham Lindsey’s operating companies to the private equity investor and to management. As a result of this impairment analysis, the company determined that no goodwill impairment existed at September 30, 2007. The company currently expects to realize a modest gain on disposition of its 55% effective interest in the Cunningham Lindsey operating companies.

Other

On various dates during the third quarter, Northbridge and OdysseyRe repurchased on the open market 841,947 and 1,866,589 respectively of their common shares as part of their previously announced common share repurchase programmes. These transactions increased the company’s ownership of Northbridge from 59.2% to 60.2% and OdysseyRe from 58.7% at June 30, 2007 to 60.3% and resulted in decreases to the balance sheet non-controlling interest of $25.7 and $60.5 and increases to goodwill of $3.8 and $6.3 for Northbridge and OdysseyRe, respectively.

On April 3, 2007, the company completed the sale of substantially all of the assets of Guild Underwriters Napa Inc., realizing a net gain on investment before income taxes of $5.0.

During the second quarter of 2007, the company completed its purchase of an additional 1,031,090 subordinate voting shares of Cunningham Lindsey Group Inc. at a cost of $2.0 (Cdn$2.3), which increased its percentage ownership from 81.0% to 85.6%.

5. Securities Sold but not yet Purchased and DerivativeTransactions

	September 30, 2007				December 31, 2006
		Notional	Fair Value			Notional	Fair Value
	Cost	Value	Assets	Liabilities	Cost	Value	Assets	Liabilities
Short positions
SPDRS	699.7	—	—	889.2	499.8	—	—	634.6
Common stock	144.6	—	—	134.4	140.3	—	—	144.5
Equity contracts
Equity index total return swaps	—	1,084.3	3.9	17.7	—	681.4	—	4.2
S&P index call options	4.7	1,988.0	0.8	—	18.9	1,388.1	40.2	—
Total return swaps	—	210.0	—	12.8	—	—	—	—
Credit contracts
Credit default swaps	343.9	18,450.7	545.8	—	275.6	13,175.4	71.2	—
Warrants	20.6	418.2	13.2	—	20.3	418.2	22.5	—
Other
Japanese yen swap	—	125.0	—	0.4	—	125.0	1.0	—
Total			563.7	1,054.5			134.9	783.3

At September 30, 2007, as protection against a decline in equity markets, the company had short positions in Standard & Poor’s Depositary Receipts (“SPDRs”), U.S. listed common stocks, equity total return swaps and equity index total return swaps with total notional amounts or initial liabilities for securities sold but not yet purchased as shown in the table above. The company has purchased short term S&P index call options to limit the potential loss on U.S. equity index total return swaps, the SPDRs short positions and to provide general protection against the short position in common stocks.

At September 30, 2007, the fair value of assets pledged as collateral for the obligations to purchase securities sold short, total return swaps and equity index swaps was $1,542.9 ($1,018.1 at December 31, 2006), of which $204.3 ($208.4 at December 31, 2006) was restricted cash and the remainder, although pledged, was able to be substituted with similar assets.

The company has purchased credit default swaps, referenced to various U.S. issuers in the banking, mortgage and insurance sectors of the financial services industry, which serve as an economic hedge against declines in the fair value of the company’s financial assets. The notional amount and fair value of these credit default swaps are shown in the table above. During the third quarter of 2007, the company sold $230.0 notional amount of credit default swaps for a gain of $40.9.

As a result of the appreciation in the fair value of the credit default swaps, counterparties to these transactions are required to place government securities as collateral, pursuant to the swap agreements. The fair value of this collateral at September 30, 2007 was $291.3 (nil at December 31, 2006). Fairfax does not have the right to sell or repledge this collateral as it continues to be property of the counterparties. The fair value of derivatives in a gain position which are comprised of purchased options, warrants, equity index total return swaps and credit default swaps are presented on the balance sheet in other invested assets. The fair value of derivatives in a loss position and obligations to purchase securities sold short are presented on the balance sheet in short sale and derivative obligations.

Changes in the fair value for the positions described above and other derivative securities positions have been included in net gains on investments in the consolidated statements of earnings as follows:

	Third quarter		First nine months
	2007	2006	2007	2006
SPDRs short position	(14.2)	(29.1)	(48.8)	(39.1)
Equity index swaps	(45.2)	(39.2)	(22.1)	17.8
Common stock short positions	7.1	(0.7)	14.4	(5.7)
S&P index call options	(10.1)	26.0	(25.5)	9.4
Credit default swaps	339.3	(78.8)	398.9	(53.1)
Warrants and other	0.8	4.2	(10.8)	(1.3)
Financial instruments designated as held for trading	(8.1)	—	(64.9)	—
	269.6	(117.6)	241.2	(72.0)

6. Capital and Long Term Debt

During the third quarter of 2007, the company repurchased for cancellation 38,600 (2006 – 67,800) subordinate voting shares for a net cost of $7.0 (2006 – $7.7) of which $2.5 (2006 – $nil) was charged to retained earnings.

During the first six months of 2007, the company purchased $9.1 of its notes due in 2015 and $40.0 of its notes due in 2018 for cash payments of $9.3 and $38.1 respectively. The company repaid the outstanding $60.4 of its notes which matured on February 27, 2007.

On June 18, 2007, the company closed its note exchange offer (which was accounted for as a modification of debt), under which $282.6 of outstanding notes due in 2012 were exchanged for a cash early participation payment of $11.2 and the issue of $282.6 of new 7 ¾% senior notes due in 2017, plus accrued interest to the settlement date. Of the $3.8 of additional transaction costs, $2.9 qualified for deferral and amortization pursuant to debt modification accounting treatment and has been classified as a reduction to the carrying value of the debt.

On May 7, 2007, Crum & Forster Holdings Corp. (“Crum & Forster”) completed a private placement debt offering of $330.0 principal amount of 7 ¾% senior notes due May 1, 2017 at an issue price of 100%. Pursuant to Crum & Forster’s tender offer to purchase for cash any and all of its outstanding 10 3/8% senior notes due 2013, the net proceeds of the offering of $325.2 (after commissions and expenses), together with available cash on hand, were used to purchase $295.7 of the 2013 senior notes for total consideration of $325.7, plus accrued and unpaid interest of $12.1. Interest expense the first nine months of 2007 includes $21.2 of one-time debt extinguishment and transaction costs on Crum & Forster’s tender offer and debt offering which did not qualify for deferral and amortization pursuant to debt modification accounting treatment. A registration statement on Form S-4 with respect to the 7 ¾% senior notes due 2017 was declared effective on July 13, 2007.

During the first nine months of 2007, OdysseyRe redeemed $23.5 principal amount of its 4.375% convertible senior debentures due 2022. All holders had their debentures converted into common stock of OdysseyRe with the result that no convertible senior debentures thereafter remained outstanding. During the first six months of 2007, these transactions decreased the company’s ownership percentage of OdysseyRe from 59.6% to 58.7%, increased the balance sheet non-controlling interest by $29.0 and resulted in a dilution loss of $3.3.

During the third quarter of 2007, Northbridge established a five year, unsecured, revolving credit facility with a Canadian chartered bank for up to Cdn$50.0, replacing their previous Cdn$40.0 demand facility. Borrowings under the facility are available to Northbridge in one or more direct loans bearing interest at the bank’s prime rate of interest, bankers’ acceptances issuable at the applicable bankers’ acceptance rate plus a 1.0% stamping fee, or on a contingent basis through letters of credit for which Northbridge pays an annual fee equal to 1.0% of the letter’s face amount. The facility also permits Northbridge subsidiaries to access letters of credit guaranteed by the company. As at September 30, 2007, letters of credit with an aggregate face amount of Cdn$21.3 were outstanding, of which Cdn$20.0 was in favour of Commonwealth in support of certain reinsurance recoverable balances.

OdysseyRe formerly maintained a three year revolving credit facility of $150.0 which was available for direct, unsecured borrowings. This credit facility was replaced by a new five year $200.0 credit facility, which was entered into by OdysseyRe on July 13, 2007 and of which there was is $55.0 outstanding at September 30, 2007.

During the first nine months of 2006, the company completed the following transactions with respect to its debt. It purchased $32.9 of Fairfax Inc.’s exchangeable debentures due in 2009 for consideration of $43.0 of which $32.8 was paid in cash with the remainder paid during the fourth quarter of 2006. It purchased $2.2 of its notes due in 2012 for cash payments of $1.9 and $15.0 of TIG’s 8.597% mandatory redeemable capital securities maturing in 2027 for a cash payment of $12.0. It repaid $9.1 of its purchase consideration payable for cash payments of $10.7. It purchased for cancellation $5.0 principal amount of its convertible senior debentures due in 2023 for cash payments of $4.3. This repurchase was recorded as a $3.6 and $1.5 reduction of long term debt and other paid in capital respectively.

On March 15, 2006, the company repaid the outstanding $60.6 of its 7.375% notes which matured on that date.

During the first nine months of 2006, OdysseyRe retired $44.8 principal amount of its 4.375% senior debentures due in 2022 as follows: $27.9 principal amount was converted into common stock of OdysseyRe, resulting in the company’s ownership percentage of OdysseyRe decreasing from 80.1% to 78.5%, and $16.9 principal amount was repurchased for cash payments aggregating $19.3.

On February 22, 2006, OdysseyRe issued $100.0 of senior unsecured notes. The notes were sold in two tranches: $50.0 Series A due in 2021 and $50.0 Series B due in 2016. The Series A and Series B notes are callable by OdysseyRe in 2011 and 2009 respectively at their par value plus accrued and unpaid interest.

7. Swiss Re Commutation

On July 27, 2006, Fairfax exercised its right to commute the Swiss Re corporate insurance cover, as it had determined that based on projected payout patterns and other financial considerations, the Swiss Re corporate insurance cover no longer provided it with a commercial or economic advantage. At the time of the commutation on August 3, 2006, Fairfax also terminated its $450 letter of credit facility effectively secured by the assets held in trust derived from the premiums on the Swiss Re corporate insurance cover and the accumulated interest thereon. By virtue of the commutation, the $587.4 of funds withheld in trust under the Swiss Re corporate insurance cover were paid to nSpire Re. nSpire Re has deployed approximately $450 of those funds to secure or settle $450 of its reinsurance obligations to other Fairfax subsidiaries previously secured by letters of credit issued under the former letter of credit facility. The accounting effect of the commutation was a non-cash pre-tax and after-tax charge of $412.6. The commutation resulted in a $1 billion decrease in the balance recoverable from reinsurers and a $587.4 decrease in funds withheld payable to reinsurers.

8. Accumulated Other Comprehensive Income

The balances related to each component of accumulated other comprehensive income as at September 30, 2007 are as follows:

	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Net unrealized gains (losses) on available for sale securities
Bonds	(177.8)	64.3	(113.5)
Common stocks	348.7	(114.1)	234.6
	170.9	(49.8)	121.1
Foreign currency translation adjustments	126.7	16.5	143.2
	297.6	(33.3)	264.3

9. Contingencies

SEC Subpoenas

On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any nontraditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any nontraditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended interviews conducted by the SEC and the U.S. Attorney’s office.

The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to a restatement by OdysseyRe. That review also led to some changes in accounting for certain contracts at nSpire Re. Subsequently, during 2006, following an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re corporate insurance cover, the company also restated various of its previously reported consolidated financial statements and related disclosures. That restatement included a restatement of the accounting for certain reinsurance contracts that were commuted in 2004 and a reinsurance contract that was commuted in 2002 to apply the deposit method of accounting rather than reinsurance accounting. All of the above noted items and related adjustments are reflected in the company’s comparative results. The company continues to respond to requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.

The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.

These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse. The financial cost to the company to address these matters has been and is likely to continue to be significant. The company expects that these matters will continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.

Lawsuits

(a)
During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. Pursuant to the scheduling stipulations, the various defendants have filed their respective motions to dismiss the Amended Consolidated Complaint, the lead plaintiffs have filed their oppositions thereto, and the defendants have recently filed their replies to those oppositions. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against the consolidated lawsuit and the company’s financial statements include no provision for loss.

(b)
On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants removed this lawsuit to the District Court for the District of New Jersey but pursuant to a motion filed by Fairfax, the lawsuit was remanded to Superior Court, Morris County, New Jersey. The defendants filed motions to dismiss the lawsuit, all of which were denied during a Court hearing in September 2007. In October 2007, the defendants filed a motion for leave to appeal this decision. Discovery in this lawsuit is now under way. The ultimate outcome of any litigation is uncertain.

10. Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and insurance claims management.

In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups and, as applicable, for its runoff operations as well as the earnings contributions from its claims management services. In the table showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff operations and net gains on investments related to the runoff group are included in the runoff operations. Group Re assets of approximately $670 were reclassified effective January 1, 2007 from the Runoff and Other business segment (which then became the Runoff business segment) to the Reinsurance business segment. There were no other significant changes in the identifiable assets by operating group as at September 30, 2007 compared to December 31, 2006.

11. U.S. GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles which are different in some respects from those applicable in the United States, as described in note 20 on pages 52 to 57 of the company’s 2006 Annual Report (subject to the changes described below).

On January 1, 2007, the company adopted new Canadian accounting standards for financial instruments, hedges and other comprehensive income (described in note 2). Adoption of the new accounting standards has substantially increased harmonization of Canadian and US GAAP. An amount equal to the Canadian GAAP transition adjustments of $79.3 described in note 2 has been reversed against the opening US GAAP other comprehensive income to effect the harmonization of Canadian and US GAAP accounting standards related to financial instruments.

On January 1, 2007, the company adopted SFAS 155, Accounting for Certain Hybrid Financial Instruments – an amendment of SFAS 133 and 140 which allows companies to elect to measure certain hybrid financial instruments at fair value in their entirety, with any changes in fair value recognized in earnings. The company has elected to adopt fair value measurement for all existing hybrid financial instruments that contain embedded derivatives that are required to be bifurcated under SFAS 133, as amended. The impact of adopting SFAS 155 was a net of tax adjustment to increase opening cumulative reduction in net earnings under US GAAP by $11.3, with an offsetting decrease in accumulated other comprehensive income.

On January 1, 2007, the company adopted the measurement standards of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB No. 109 (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The impact was an increase to income taxes payable of $7.4, a decrease to non-controlling interests of $3.0 and a decrease to the opening cumulative reduction in net earnings under US GAAP of $4.4.

The following shows the net earnings in accordance with US GAAP:

	Third quarter		First nine months
	2007	2006	2007	2006
Net earnings (loss), Canadian GAAP	253.2	(359.2)	532.2	68.4
Recoveries on retroactive reinsurance(a)	4.0	433.1	10.8	459.7
Fair value of derivatives embedded within bond investment	—	(13.2)	—	(14.5)
Other than temporary declines	—	—	—	7.9
Other differences(b)	0.4	(0.8)	(11.5)	(1.4)
Tax effect	(1.4)	(24.5)	0.6	(31.5)
Net earnings, US GAAP	256.2	35.4	532.1	488.6
Other comprehensive income, Canadian GAAP	234.0	5.5	202.6	53.3
Unrealized net appreciation (depreciation) of investments	—	285.0	—	(230.2)
Other	—	—	2.4	—
Other comprehensive income (loss)	234.0	290.5	205.0	(176.9)
Comprehensive income, US GAAP	490.2	325.9	737.1	311.7
Net earnings per share, US GAAP	$14.29	$1.84	$29.53	$27.02
Net earnings per diluted share, US GAAP	$13.63	$1.83	$28.26	$25.86

____________

(a)
The Swiss Re corporate insurance cover wascommuted as described in note 7 in July 2006. Theloss of $412.6 recorded under Canadian GAAP has beenreversed and the related deferred gain of $429.9 at thatdate under US GAAP was eliminated. The pre-tax USGAAP gain related to the commutation of the Swiss Recorporate insurance cover was $17.3.

(b)
Included in other differences for the first ninemonths of 2007 are cost base adjustments to Hub relatedto embedded derivatives of $12.7 which reduced therealized gain on the sale of Hub in the second quarterfrom $220.5 under Canadian GAAP to $207.8 under USGAAP.

The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	September 30, 2007	December 31, 2006
	(audited)
Assets
Cash, short term investments and marketable securities	836.7	783.6
Portfolio investments
Subsidiary cash and short term investments	3,685.3	4,602.7
Bonds	10,010.5	8,547.1
Preferred stocks	20.6	19.6
Common stocks	2,522.3	2,119.7
Investments, at equity	356.7	486.7
Other invested assets	475.1	154.7
Assets pledged for short sale and derivative obligations	1,542.9	1,018.1
Total portfolio investments	18,613.4	16,948.6
Future income taxes	661.9	811.6
Goodwill	282.0	268.8
All other assets	7,648.9	7,963.4
	28,042.9	26,776.0
Liabilities
Accounts payable and accrued liabilities	1,700.2	1,349.9
Short sale and derivative obligations – holding company	25.5	—
Short sale and derivative obligations – subsidiary companies	1,029.0	783.3
Long term debt – holding company borrowings	1,113.9	1,255.7
Long term debt – subsidiary company borrowings	913.9	913.1
All other liabilities	18,168.5	18,257.3
	22,951.0	22,559.3
Mandatorily redeemable shares of TRG	175.8	179.2
Non-controlling interests	1,508.3	1,292.9
	1,684.1	1,472.1
Shareholders’ Equity	3,407.8	2,744.6
	28,042.9	26,776.0

The difference in consolidated shareholders’ equity is as follows:

	September 30, 2007	December 31, 2006
Shareholders’ equity based on Canadian GAAP	3,601.5	2,856.9
Accumulated other comprehensive income	(67.3)	(1.7)
Reduction of other paid in capital	(57.9)	(57.9)
Adjustment to initially apply FIN 48	(4.4)	—
Cumulative reduction in net earnings under US GAAP	(64.1)	(52.7)
Shareholders’ equity based on US GAAP	3,407.8	2,744.6

The difference in consolidated accumulated other comprehensive income is as follows:

	September 30, 2007	December 31, 2006
Unrealized gain on investments available for sale	—	99.1
Pension liability adjustment pursuant to FAS 158	(90.4)	(90.4)
Related deferred income taxes	23.1	(10.4)
	(67.3)	(1.7)

At September 30, 2007, the cumulative reduction in net earnings under US GAAP relates primarily to the deferred gain on retroactive reinsurance which is amortized into income as the underlying claims are paid.

Recent Accounting Pronouncements

In September 2006, FASB issued SFAS 157 Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. SFAS 157 becomes effective for fiscal years beginning after November 15, 2007. The company plans to adopt SFAS 157 on January 1, 2008. The company is currently evaluating the effects of SFAS 157 but does not expect its implementation to have a material impact on its consolidated financial position and results of operations.

In February 2007, FASB issued SFAS 159 The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), which allows companies to choose to measure, at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. SFAS 159 becomes effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the effects of SFAS 159 on its consolidated financial position and results of operations.

12. Comparative Figures

Certain prior year comparative figures have been reclassified to be consistent with the current year’s presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OFOPERATIONS
(as of November 1, 2007, except as otherwise indicated)
(in US$ millions except per share amounts and as otherwiseindicated)

This management’s discussion and analysis should be read in conjunction with notes 1 and 2 to the consolidated financial statements and with the notes to the management’s discussion and analysis for the year ended December 31, 2006 accompanying the company’s 2006 consolidated financial statements.

Third Quarter and Nine Month Results

The company’s insurance and reinsurance operations generated underwriting profit of $62.0 in the third quarter of 2007 compared to an underwriting profit of $23.8 in the third quarter of 2006. The combined ratio of those operations in the third quarter of 2007 was 94.8% compared to 98.0% in the third quarter of 2006, with Northbridge, Crum & Forster and OdysseyRe producing combined ratios of 88.5%, 96.5% and 97.9% respectively. Third quarter 2007 underwriting results included the benefit of 2.0 points ($23.7) of net favourable development of prior years’ reserves compared to 5.5 points ($66.3) of net unfavourable development included in the results for the third quarter of 2006 related principally to adverse development of prior years’ catastrophe losses (the 2005 hurricane losses) and 2001 and prior years’ casualty business at OdysseyRe. Catastrophe losses negatively impacted third quarter underwriting results by 2.7 points ($32.5) compared to 1.7 points ($20.4) in the third quarter of 2006.

For the first nine months of 2007, the company’s insurance and reinsurance operations generated underwriting profit of $198.7 and a combined ratio of 94.3% compared to $77.9 and 97.8% respectively in the first nine months of 2006. Underwriting results for the first nine months of 2007 included the benefit of 2.0 points ($70.1) of net favourable development of prior years’ reserves compared to 6.4 points ($225.2) of net unfavourable development included in the results for the first nine months of 2006, principally relating to adverse development of prior years’ catastrophe losses (the 2005 hurricane losses) and prior years’ casualty business at OdysseyRe. Catastrophe losses, principally incurred by OdysseyRe, negatively impacted underwriting results for the first nine months of 2007 by 3.1 points ($107.3) compared to 1.6 points ($57.7) for the first nine months of 2006.

Net earnings were $253.2 ($14.12 per share, $13.47 per diluted share) in the third quarter of 2007 compared to a net loss of $359.2 ($20.41 per share and per diluted share) in the third quarter of 2006. In addition to the impact of the $38.2 improvement in underwriting profit of the company’s insurance and reinsurance operations, the increase in net earnings reflects a $336.0 increase in net investment gains in the third quarter of 2007 to $356.9 compared to $20.9 in the third quarter of 2006. Increased net investment gains are primarily attributable to net unrealized gains and net realized gains on credit default swaps, partially offset by net unrealized losses and net realized losses on short equity index positions and impairments recorded for certain common stocks and bonds. The results for the third quarter of 2006 included a loss of $412.6 on the commutation of the Swiss Re corporate adverse development cover in the results of European Runoff.

For the first nine months of 2007, net earnings were $532.2 ($29.54 per share, $28.27 per diluted share) compared to net earnings of $68.4 ($3.37 per share and per diluted share) for the first nine months of 2006. Increased nine months earnings in 2007 reflect improved operating income of the insurance and reinsurance operations (operating income of $674.9 compared to $494.8, reflecting a 155.1% increase in underwriting profit and a 14.2% increase in interest and dividend income) and an improved runoff result (pre-tax income of $55.8 compared to a pre-tax loss of $428.4 primarily due to the $412.6 pre-tax loss on the 2006 commutation of the Swiss Re corporate adverse development cover). Net gains on investments in the first nine months of 2007 declined to $692.4 (including significant net gains on credit default swaps and a $220.5 gain on the disposition of the company’s investment in Hub International Limited) from $745.3 in the first nine months of 2006 (including significant gains derived in large part from the sale of Asian equities and a $137.3 gain on the sale of the company’s remaining investment in Zenith National Insurance Corp.).

Subsequent to the end of the third quarter, Fairfax and subsidiary Cunningham Lindsey Group Inc. entered into an agreement pursuant to which private equity funds managed by Stone Point Capital LLC and senior management of Cunningham Lindsey and its operating companies will acquire a 51% and 4% interest respectively in the Cunningham Lindsey operating companies. As a result of the transaction and future prospects, Fairfax has recorded a $13.5 charge to third quarter earnings to reduce the carrying value of affected future tax assets and to record related expenses. Fairfax expects to record a modest gain on the disposition of its 55% effective interest in the Cunningham Lindsey operating companies. Following the completion of the transaction, Fairfax will continue to consolidate the Cunningham Lindsey holding company but will equity account for its effective 45% interest in the Cunningham Lindsey operating companies.

Revenue in the third quarter of 2007 increased to $1,871.2 from $1,515.1 in the third quarter of 2006, principally as a result of the increase in interest and dividend income and net investment gains, partially offset by a 1.1% decrease in net premiums earned. Revenue in the first nine months of 2007 declined to $5,076.3 from $5,165.2 in the first nine months of 2006, principally as a result of a 4.0% decline in net premiums earned and a decline in net gains on investments, partially offset by increased interest and dividends and claims fees. The decline in written and earned premiums reflects increasingly competitive conditions and pricing trends in insurance and reinsurance markets where Fairfax’s insurance and reinsurance companies compete. Net premiums written at the company’s insurance and reinsurance operations in the third quarter of 2007 declined 7.2% to $1,150.9 from $1,239.9 in 2006, while net premiums written during the first nine months of 2007 declined 6.1% to $3,412.1 from $3,632.2 in 2006. During the third quarter of 2007, net premiums written by Northbridge, expressed in local currency, Crum & Forster, and OdysseyRe declined by 3.2%, 8.8% and 4.0% respectively from third quarter 2006 premium volumes. Net premiums written by Northbridge, expressed in local currency, Crum & Forster and OdysseyRe declined by 6.5%, 3.0% and 4.2% respectively during the first nine months of 2007 compared to 2006. Consolidated net premiums written and consolidated net premiums earned decreased in the third quarter of 2007 by 6.9% to $1,151.8 from $1,237.3 in 2006 and by 1.1% to $1,195.8 from $1,209.5 in 2006, respectively, and decreased in the first nine months of 2007 by 6.2% and 4.0% respectively from the first nine months of 2006.

Of the $313.4 of consolidated operating expenses in the third quarter of 2007 ($280.0 in 2006), $207.5 ($191.4 in 2006) related to insurance, reinsurance and runoff operations and corporate overhead, while the balance of $105.9 ($88.6 in 2006) related to Cunningham Lindsey. For the first nine months of 2007, of the $881.4 ($802.5 in 2006) of consolidated operating expenses, $586.9 ($542.1 in 2006) related to insurance, reinsurance and corporate runoff operations and corporate overhead, while the balance of $294.5 ($260.4 in 2006) related to Cunningham Lindsey.

Net Earnings

The combined ratios by segment and the sources of net earnings (with Cunningham Lindsey equity accounted) were as follows for the three months and nine months ended September 30, 2007 and 2006:

	Third quarter		First nine months
	2007	2006	2007	2006
Combined ratios
Insurance – Canada (Northbridge)	88.5%	94.5%	89.6%	99.3%
– U.S. (Crum & Forster)	96.5%	98.7%	95.3%	98.9%
– Asia (Fairfax Asia)	68.0%	96.9%	82.6%	97.4%
Reinsurance – OdysseyRe	97.9%	100.3%	96.1%	97.1%
– Group Re	94.6%	93.0%	95.5%	94.8%
Consolidated	94.8%	98.0%	94.3%	97.8%
Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	30.6	14.2	77.5	5.7
– U.S. (Crum & Forster)	10.3	3.8	41.7	8.4
– Asia (Fairfax Asia)	5.6	0.4	8.4	1.1
Reinsurance – OdysseyRe	11.6	(1.8)	62.6	49.2
– Group Re	3.9	7.2	8.5	13.5
Underwriting profit	62.0	23.8	198.7	77.9
Interest and dividends	167.0	150.1	476.2	416.9
Operating income	229.0	173.9	674.9	494.8
Net gains on investments	166.5	30.6	428.2	694.4
Runoff	57.9	(425.2)	55.8	(428.4)
Claims adjusting (Fairfax portion)	(0.4)	(0.8)	2.6	(0.4)
Interest expense	(41.9)	(49.3)	(152.7)	(146.8)
Corporate overhead and other	90.4	(7.5)	116.6	3.5
Pre-tax income (loss)	501.5	(278.3)	1,125.4	617.1
Income taxes	(181.5)	(62.8)	(367.7)	(422.8)
Non-controlling interests	(66.8)	(18.1)	(225.5)	(125.9)
Net earnings (loss)	253.2	(359.2)	532.2	68.4

The above sources of net earnings (with Cunningham Lindsey equity accounted) shown by business segment were as set out below for the three and nine months ended September 30, 2007 and 2006. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net gains on investments eliminates gains or losses on purchase and sale transactions within the group.

Quarter ended September 30, 2007

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Group Re	Sub-total	Runoff	Intercompany	Corporate & Other	Consolidated
Gross premiums written	361.2	296.9	43.2	635.8	51.9	1,389.0	3.9	(75.3)	—	1,317.6
Net premiums written	237.7	266.7	18.7	575.8	52.0	1,150.9	0.9	—	—	1,151.8
Net premiums earned	265.0	293.4	17.7	547.9	71.4	1,195.4	0.4	—	—	1,195.8
Underwriting profit	30.6	10.3	5.6	11.6	3.9	62.0	—	—	—	62.0
Interest and dividends	36.1	33.2	2.1	87.0	8.6	167.0	—	—	—	167.0
Operating income before:	66.7	43.5	7.7	98.6	12.5	229.0	—	—	—	229.0
Net gains (losses) on investments	10.1	71.7	(0.1)	84.1	1.9	167.7	78.4	(1.2)	—	244.9
Runoff operating income (loss)	—	—	—	—	—	—	(20.5)	—	—	(20.5)
Claims adjusting	—	—	—	—	—	—	—	—	(0.4)	(0.4)
Interest expense	—	(6.9)	—	(9.4)	—	(16.3)	—	—	(25.6)	(41.9)
Corporate overhead and other	(3.0)	(1.2)	(0.8)	(2.8)	—	(7.8)	—	—	98.2	90.4
Pre-tax income (loss)	73.8	107.1	6.8	170.5	14.4	372.6	57.9	(1.2)	72.2	501.5
Income taxes										(181.5)
Non-controlling interests										(66.8)
Net earnings										253.2

Quarter ended September 30, 2006

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Group Re	Sub-total	Runoff	Intercompany	Corporate & Other	Consolidated
Gross premiums written	367.4	336.6	44.3	646.0	112.4	1,506.7	38.7	(134.7)	—	1,410.7
Net premiums written	230.9	292.5	15.2	599.5	101.8	1,239.9	(2.6)	—	—	1,237.3
Net premiums earned	260.0	279.7	15.0	544.4	102.7	1,201.8	7.7	—	—	1,209.5
Underwriting profit (loss)	14.2	3.8	0.4	(1.8)	7.2	23.8	—	—	—	23.8
Interest and dividends	27.7	45.0	(1.6)	71.6	7.4	150.1	—	—	—	150.1
Operating income (loss) before:	41.9	48.8	(1.2)	69.8	14.6	173.9	—	—	—	173.9
Net gains (losses) on investments	3.9	28.6	1.2	(8.0)	2.2	27.9	(18.1)	2.7	—	12.5
Runoff operating income (loss)	—	—	—	—	—	—	(407.1)	—	—	(407.1)
Claims adjusting	—	—	—	—	—	—	—	—	(0.8)	(0.8)
Interest expense	—	(8.2)	—	(9.6)	—	(17.8)	—	—	(31.5)	(49.3)
Corporate overhead and other	(3.5)	(1.9)	(0.6)	(6.2)	—	(12.2)	—	—	4.7	(7.5)
Pre-tax income (loss)	42.3	67.3	(0.6)	46.0	16.8	171.8	(425.2)	2.7	(27.6)	(278.3)
Income taxes										(62.8)
Non-controlling interests										(18.1)
Net earnings (loss)										(359.2)

Nine months ended September 30, 2007

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Group Re	Sub-total	Runoff	Intercompany	Corporate & Other	Consolidated
Gross premiums written	1,123.9	969.4	125.5	1,757.3	165.3	4,141.4	25.2	(204.0)	—	3,962.6
Net premiums written	725.4	860.5	53.8	1,607.1	165.3	3,412.1	8.6	—	—	3,420.7
Net premiums earned	742.8	893.9	48.5	1,601.6	186.8	3,473.6	(2.0)	—	—	3,471.6
Underwriting profit	77.5	41.7	8.4	62.6	8.5	198.7	—	—	—	198.7
Interest and dividends	85.3	110.4	10.2	245.8	24.5	476.2	—	—	—	476.2
Operating income before:	162.8	152.1	18.6	308.4	33.0	674.9	—	—	—	674.9
Net gains (losses) on investments	94.0	79.9	0.3	266.3	(7.5)	433.0	98.7	(4.8)	—	526.9
Runoff operating income (loss)	—	—	—	—	—	—	(42.9)	—	—	(42.9)
Claims adjusting	—	—	—	—	—	—	—	—	2.6	2.6
Interest expense	—	(44.0)	—	(28.3)	—	(72.3)	—	—	(80.4)	(152.7)
Corporate overhead and other	(9.0)	(1.0)	(2.8)	(11.1)	—	(23.9)	—	—	140.5	116.6
Pre-tax income (loss)	247.8	187.0	16.1	535.3	25.5	1,011.7	55.8	(4.8)	62.7	1,125.4
Income taxes										(367.7)
Non-controlling interests										(225.5)
Net earnings										532.2

Nine months ended September 30, 2006

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Group Re	Sub-total	Runoff	Intercompany	Corporate & Other	Consolidated
Gross premiums written	1,225.3	1,025.2	91.1	1,822.8	274.5	4,438.9	133.6	(365.3)	—	4,207.2
Net premiums written	760.5	886.9	43.1	1,678.3	263.4	3,632.2	13.1	—	—	3,645.3
Net premiums earned	765.0	791.2	42.8	1,683.4	262.1	3,544.5	72.9	—	—	3,617.4
Underwriting profit	5.7	8.4	1.1	49.2	13.5	77.9	—	—	—	77.9
Interest and dividends	71.6	104.6	2.2	220.7	17.8	416.9	—	—	—	416.9
Operating income before:	77.3	113.0	3.3	269.9	31.3	494.8	—	—	—	494.8
Net gains (losses) on investments	106.8	268.6	13.3	332.0	18.2	738.9	14.5	(44.5)	—	708.9
Runoff operating income (loss)	—	—	—	—	—	—	(442.9)	—	—	(442.9)
Claims adjusting	—	—	—	—	—	—	—	—	(0.4)	(0.4)
Interest expense	—	(24.7)	—	(28.1)	—	(52.8)	—	—	(94.0)	(146.8)
Corporate overhead and other	(7.6)	(6.1)	(2.0)	(13.6)	—	(29.3)	—	—	32.8	3.5
Pre-tax income (loss)	176.5	350.8	14.6	560.2	49.5	1,151.6	(428.4)	(44.5)	(61.6)	617.1
Income taxes										(422.8)
Non-controlling interests										(125.9)
Net earnings										68.4

    Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations on a summarized company-by-company basis for the three and nine months ended September 30, 2007 and 2006.

          Canadian Insurance –Northbridge

	Third quarter		First nine months
	2007	2006	2007	2006
Underwriting profit	30.6	14.2	77.5	5.7
Combined ratio	88.5%	94.5%	89.6%	99.3%
Gross premiums written	361.2	367.4	1,123.9	1,225.3
Net premiums written	237.7	230.9	725.4	760.5
Net premiums earned	265.0	260.0	742.8	765.0
Underwriting profit	30.6	14.2	77.5	5.7
Interest and dividends	36.1	27.7	85.3	71.6
Operating income	66.7	41.9	162.8	77.3
Net gains on investments	10.1	3.9	94.0	106.8
Pre-tax income before interest and other	76.8	45.8	256.8	184.1

Northbridge’s underwriting performance in the third quarter of 2007 featured improved underwriting profit of $30.6 and a combined ratio of 88.5%, compared to an underwriting profit of $14.2 and a combined ratio of 94.5% in the third quarter of 2006. Underwriting results for the first nine months of 2007 improved relative to results for the first nine months of 2006, with underwriting profit of $77.5 and a combined ratio of 89.6% compared to $5.7 and 99.3%. Underwriting results for the third quarter and the first nine months of 2007 reflect increasing competition for new business and renewal business, particularly at Markel and Commonwealth, where the year-over-year decline in Commonwealth’s premium volume also reflects its withdrawal from certain classes of business formerly written by its Energy and International Division. Gross premiums written during the third quarter of 2007 declined in Canadian dollar terms compared to 2006 by 7.7%, while net premiums written decreased by 3.2%. For the first nine months of 2007, gross premiums written declined in Canadian dollar terms compared to 2006 by 10.1%, and net premiums written declined by 6.5%. Third quarter underwriting results also included the benefit of 8.2 points ($21.8) of net favourable development of prior years’ reserves (1.3 points and $3.3 of net adverse development in 2006) principally arising as a result of the favourable impact of movements in the U.S. dollar-Canadian dollar exchange rate on U.S. dollar-denominated claims liabilities of Commonwealth and Markel, while results for the first nine months of 2007 benefited from 7.7 points ($57.1) of net favourable development (9.9 points and $75.6 in 2006 of net adverse development primarily attributable to 2005 hurricane losses). Current period catastrophe losses did not materially impact third quarter and nine months 2007 underwriting results (similarly, there was no material impact in the third quarter and first nine months of 2006).

Net gains on investments for the third quarter primarily comprised net gains on credit default swaps, partially offset by mark-to-market losses on derivative positions, an impairment recorded on a common stock position, and foreign currency translation losses on foreign currency-denominated cash and bonds. Net investment gains for the first nine months of 2007 included an $87.7 pre-tax gain on the sale of the company’s investment in Hub International Limited. Improved underwriting profit, a year-over-year increase in interest and dividends, and increased net investment gains contributed to a $31.0 increase in third quarter pre-tax income before interest and other compared to the third quarter of 2006. Increased operating income, derived from the $71.8 increase in underwriting profit and a 19.1% increase in interest and dividend income, partially offset by decreased net investment gains, contributed to a $72.7 increase in pre-tax income before interest and other for the first nine months of 2007 compared to the first nine months of 2006. Cash flow from operations for the third quarter of 2007 declined to $83.8 from $89.1 for the third quarter of 2006, primarily due to the timing of payments for premium deposits to reinsurers, payments of accrued expenditures and reduced claim payments from reinsurers.

Cash flow from operations for the first nine months of 2007 was $147.1 compared to cash flow from operations of $135.1 for the first nine months of 2006, with the increase primarily attributable to increased payments for ceded claims from reinsurers, timing of proceeds for normal course settlement of securities, reduced income tax payments and increased interest and dividends received offset by the payment for outstanding claims, reduced premium volumes written and timing of payments for premium deposits to reinsurers. For more information on Northbridge’s results, please see its third quarter report which will be posted on its website at www.norfin.com.

          U.S. Insurance –Crum & Forster(1)

	Third quarter		First nine months
	2007	2006	2007	2006
Underwriting profit	10.3	3.8	41.7	8.4
Combined ratio	96.5%	98.7%	95.3%	98.9%
Gross premiums written	296.9	336.6	969.4	1,025.2
Net premiums written	266.7	292.5	860.5	886.9
Net premiums earned	293.4	279.7	893.9	791.2
Underwriting profit	10.3	3.8	41.7	8.4
Interest and dividends	33.2	45.0	110.4	104.6
Operating income	43.5	48.8	152.1	113.0
Net gains on investments	71.7	28.6	79.9	268.6
Pre-tax income before interest and other	115.2	77.4	232.0	381.6

____________

(1)	These results differ from those published byCrum & Forster Holdings Corp., primarily due todifferences between Canadian and US GAAP.

Crum & Forster’s combined ratio improved in the third quarter of 2007 to 96.5% from 98.7% in the third quarter of 2006. The improved results included the benefit of 2.0 points attributable to net favourable development of prior years’ reserves (compared to 7.0 points of net favourable development in the third quarter of 2006) and improved current accident year results due to reduced property losses. The net favourable prior years’ development in 2007 principally related to workers’ compensation lines, partially offset by a lesser amount of adverse emergence in property lines. Current period catastrophe losses did not materially impact third quarter 2007 underwriting results (similarly, there was no material impact in the third quarter of 2006). For the first nine months of 2007, improved underwriting results featured a combined ratio of 95.3% and underwriting profit of $41.7 compared to 98.9% and $8.4 in 2006. Included in the results for the first nine months of 2007 was the benefit of 2.9 points or $25.8 of net favourable development of prior years’ reserves (2.2 points and $17.6 benefit in 2006) principally attributable to favourable emergence in workers’ compensation lines, partially offset by adverse development in property lines. Catastrophe losses added 1.8 points to the combined ratio for the first nine months (3.0 points in 2006).

Increasing competition for new business and declining renewal pricing contributed to year-over-year declines in gross premiums written and net premiums written in most lines of business, including primary casualty, umbrella and property, partially offset by significant growth in accident and health business written by the Fairmont Specialty division, resulting in overall decreases in gross premiums written and net premiums written of 11.8% and 8.8% respectively for the third quarter, and 5.4% and 3.0% respectively for the first nine months. Net premiums earned increased by 4.9% in the third quarter of 2007 and by 13.0% in the first nine months as a result of the impact of additional earned premium from the Fairmont Specialty division (on January 1, 2006 the Fairmont entities were placed into runoff, while the ongoing business carried on as the Fairmont Specialty division of Crum & Forster).

Decreased interest and dividend income was more than offset by an increase in net gains on investments, contributing to a $37.8 increase in pre-tax income before interest and other for the third quarter of 2007 compared to the third quarter of 2006. For the first nine months of 2007, a $39.1 increase in operating income was more than offset by a $188.7 reduction in net investment gains to $79.9 (principally gains on credit default swaps) from $268.6 in 2006 (which included a $122.2 gain on the sale of the company’s remaining investment in Zenith National Insurance Corp.), contributing to nine month pre-tax income before interest and other of $232.0 compared to $381.6 in 2006.

Cash flow from operations for the third quarter of 2007 was $37.1 compared to cash flow from operations of $81.2 for the third quarter of 2006, with the reduction primarily attributable to lower premium collections and lower loss recoveries compared to loss recoveries during the third quarter of 2006 associated with 2005 catastrophe losses, partially offset by lower reinsurance payments, reflecting the favourable effect of higher retentions and lower income tax payments. Cash flow from operations for the first nine months of 2007 was $49.9 compared to $82.7 for the first nine months of 2006, with the decline primarily attributable to lower loss recoveries associated with the 2005 hurricanes, higher underwriting expenses reflecting increased compensation and timing of technology payments, lower premium collections and payments to noteholders in respect of the early retirement of debt, partially offset by lower paid losses primarily associated with the 2005 hurricanes, lower reinsurance payments reflecting the favourable effect of higher retentions and lower income tax payments. For more information on Crum & Forster’s results, please see its third quarter report on Form 10-Q which will be posted on its website at www.cfins.com.

          Asian Insurance –Fairfax Asia

	Third quarter		First nine months
	2007	2006	2007	2006
Underwriting profit	5.6	0.4	8.4	1.1
Combined ratio	68.0%	96.9%	82.6%	97.4%
Gross premiums written	43.2	44.3	125.5	91.1
Net premiums written	18.7	15.2	53.8	43.1
Net premiums earned	17.7	15.0	48.5	42.8
Underwriting profit	5.6	0.4	8.4	1.1
Interest and dividends	2.1	(1.6)	10.2	2.2
Operating income (loss)	7.7	(1.2)	18.6	3.3
Net gains (losses) on investments	(0.1)	1.2	0.3	13.3
Pre-tax income before interest and other	7.6	—	18.9	16.6

Fairfax Asia’s combined ratio was 68.0% in the third quarter of 2007 (96.9% in the third quarter of 2006), reflecting favourable underwriting results from First Capital partially offset by weaker results from Falcon. The improved results included the benefit of 22.4 points attributable to net favourable development of prior years’ reserves (compared to 9.2 points of net adverse development in the third quarter of 2006), with the majority of the net favourable development related to better than expected development on fire, hull, engineering and workers’ compensation lines. Underwriting performance for the first nine months of 2007 featured improved underwriting profit of $8.4 ($1.1 in 2006) and a combined ratio of 82.6% (97.4% in 2006). The improved results included 1.7 points of net adverse development of prior years’ reserves (6.8 points of net adverse development in 2006). In the third quarter of 2007, increased marine business written by First Capital, a significant portion of which was ceded to third parties, was largely offset by a decrease in premiums written by Falcon due to intense market competition, resulting in a modest decrease in gross premiums written and a 23.0% increase in net premiums written. For the first nine months of 2007, gross premiums written grew by 37.8% primarily due to growth at First Capital, and net premiums written increased by 24.8%. Increased underwriting profit and increased interest and dividend income, partially offset by decreased net gains on investments, in the third quarter of 2007 compared to the third quarter of 2006 contributed to an increase in pre-tax income before interest and other to $7.6 from $nil. Improved operating income for the first nine months of 2007, reflecting improved underwriting profit and increased interest and dividend income, was partially offset by decreased net investment gains and contributed to increased pre-tax income before interest and other of $18.9 compared to $16.6 in 2006. During the first nine months, Fairfax Asia contributed $15.3 to ICICI Lombard General Insurance Company through participation in a rights offering to maintain Fairfax Asia’s 26.0% interest. In total, as at September 30, 2007, the company had invested $57.1 in ICICI Lombard and carried this investment at $60.2 on the equity basis of accounting (and at a fair value of $147.0 for balance sheet disclosure purposes).

          Reinsurance –OdysseyRe(1)

	Third quarter		First nine months
	2007	2006	2007	2006
Underwriting profit (loss)	11.6	(1.8)	62.6	49.2
Combined ratio	97.9%	100.3%	96.1%	97.1%
Gross premiums written	635.8	646.0	1,757.3	1,822.8
Net premiums written	575.8	599.5	1,607.1	1,678.3
Net premiums earned	547.9	544.4	1,601.6	1,683.4
Underwriting profit (loss)	11.6	(1.8)	62.6	49.2
Interest and dividends	87.0	71.6	245.8	220.7
Operating income	98.6	69.8	308.4	269.9
Net gains (losses) on investments	84.1	(8.0)	266.3	332.0
Pre-tax income before interest and other	182.7	61.8	574.7	601.9

____________

(1)	These results differ from those published byOdyssey Re Holdings Corp., primarily due to differencesbetween Canadian and US GAAP.

In the third quarter of 2007, OdysseyRe generated underwriting profit of $11.6 and a combined ratio of 97.9%, compared to an underwriting loss of $1.8 and a combined ratio of 100.3% in the third quarter of 2006. The 2007 third quarter combined ratio included 5.2 points related to current period catastrophe losses (net of reinstatement premiums), primarily related to the Peru earthquake and the Persian Gulf cyclone Gonu, and 1.0 point (net of reinstatement premiums) related to prior period catastrophe losses. By comparison, the 2006 third quarter combined ratio included 2.4 points (net of reinstatement premiums) related to current period catastrophe losses and 1.8 points (net of reinstatement premiums) related to prior period catastrophe losses (principally the 2005 hurricane losses). Third quarter 2007 underwriting results included a $21.2 charge for the settlement of the Gulf Insurance Company litigation (recorded as adverse development in the Americas division) and benefited from reduced net adverse development of prior years’ Americas division casualty reserves as well as net favourable development in the London Market and U.S. Insurance divisions (4.6 points of total net non-catastrophe-related prior years’ reserve development compared to 10.1 points in the third quarter of 2006). For the first nine months of 2007, OdysseyRe generated improved underwriting profit of $62.6 and a combined ratio of 96.1%, compared to $49.2 and 97.1% respectively in the first nine months of 2006. The 2007 nine months combined ratio included 2.4 points of net adverse reserve development (primarily the $21.2 loss related to the Gulf Insurance Company litigation settlement and adverse development of the Americas division 2000 and prior casualty losses) and 5.4 points for current period catastrophe losses (primarily Storm Kyrill, Cyclone Gonu, Jakarta floods, Peru earthquake, Hurricane Dean and UK floods) compared to 8.7 points of net adverse reserve development (primarily Americas division 2000 and prior casualty losses and 2005 property catastrophe losses) and 1.8 points of current period catastrophe losses (primarily U.S. Gulf storms, India floods) in the first nine months of 2006. OdysseyRe’s 2006 third quarter and nine months results also included a $33.8 commutation loss with affiliate nSpire Re (this was recorded as a loss of $5.5 under US GAAP in the consolidated financial statements of OdysseyRe) which was recorded as adverse reserve development in these OdysseyRe segment results and which was eliminated in the consolidated financial statements of Fairfax.

Reflecting broad competitive pressures in the global insurance and reinsurance markets in which OdysseyRe competes, gross premiums written during the third quarter of 2007 declined 1.6% to $635.8 from $646.0 in the third quarter of 2006, with decreases in reinsurance premiums led by a 10.1% decline in the Americas and a 0.5% decline in EuroAsia, partially offset by a 26.5% increase in the U.S. Insurance division and a 7.4% increase in the London Market. Gross premiums written during the first nine months of 2007 declined 3.6%, with decreases in the Americas (10.3%) and London Market (3.2%) divisions partially offset by increases in the U.S. Insurance (11.2%) and EuroAsia (0.1%) divisions. Net premiums written during the quarter declined 4.0% from $599.5 to $575.8, and net premiums earned increased 0.6% from $544.4 to $547.9. Net premiums written during the first nine months declined by 4.2%, and net premiums earned decreased by 4.9%.

Increased interest and dividend income combined with increased net gains on investments ($84.1 in the third quarter, including net gains of $87.6 on credit default swaps and $40.9 of impairments recorded to reflect unrealized losses on common stocks and bonds) contributed to an increase in pre-tax income before interest and other to $182.7 from $61.8 in the third quarter of 2006. For the first nine months of 2007, increased operating income resulting from a 27.2% increase in underwriting profit and an 11.4% increase in interest and dividends was offset by a 19.8% decline in net investment gains ($266.3 in the first nine months, including a $130.1 gain on the sale of Hub International Limited, $87.0 of mark-to-market net gains on derivative positions, and $40.9 of impairments recorded to reflect unrealized losses on a common stock and a bond) contributing to pre-tax income before interest and other of $574.7 compared to $601.9 for the first nine months of 2006.

Cash flow from operations for the third quarter of 2007 was $52.4 compared to $288.1 for the third quarter of 2006, with the reduction primarily attributable to increased gross paid losses as a result of the Gulf commutation, increased taxes paid and decreased reinsurance recoveries in the third quarter of 2007 compared to recoveries in the third quarter of 2006 relating to ceded 2006 property catastrophe losses. Cash flow from operations for the first nine months of 2007 was $157.3 compared to cash flow from operations of $616.1 for the first nine months of 2006, with the decline primarily attributable to increased gross paid losses, decreased reinsurance recoveries and increased taxes paid. For more information on OdysseyRe’s results, please see its third quarter report on Form 10-Q which will be posted on its website at www.odysseyre.com.

          Reinsurance – GroupRe

	Third quarter		First nine months
	2007	2006	2007	2006
Underwriting profit	3.9	7.2	8.5	13.5
Combined ratio	94.6%	93.0%	95.5%	94.8%
Gross premiums written	51.9	112.4	165.3	274.5
Net premiums written	52.0	101.8	165.3	263.4
Net premiums earned	71.4	102.7	186.8	262.1
Underwriting profit	3.9	7.2	8.5	13.5
Interest and dividends	8.6	7.4	24.5	17.8
Operating income	12.5	14.6	33.0	31.3
Net gains on investments	1.9	2.2	(7.5)	18.2
Pre-tax income before interest and other	14.4	16.8	25.5	49.5

Commencing in the first quarter of 2007, Group Re’s results are reported separately from the results of the Runoff segment. During the third quarter of 2007, Group Re achieved a combined ratio of 94.6% and an underwriting profit of $3.9, compared to a combined ratio of 93.0% and an underwriting profit of $7.2 in the third quarter of 2006. Underwriting results for the first nine months of 2007 featured underwriting profit of $8.5 ($13.5 in 2006) and a combined ratio of 95.5% (94.8% in 2006). Increasingly competitive conditions in reinsurance markets accounted for declines in Group Re’s gross premiums written and net premiums written in the third quarter of 2007 compared to the third quarter of 2006 of 53.8% and 48.9% respectively and for the first nine months of 2007 compared to 2006 of 39.8% and 37.2% respectively. Increased interest and dividend income, reduced net gains on investments and decreased underwriting profit resulted in pre-tax income before interest and other of $14.4 in the third quarter of 2007 compared to $16.8 in the third quarter of 2006, and $25.5 for the first nine months of 2007 compared to $49.5 for the first nine months of 2006.

     Runoff

For the quarter and nine months ended September 30, 2007

	Third quarter			First nine months
	U.S.	Europe	Total	U.S.	Europe	Total
Gross premiums written	3.9	—	3.9	25.2	—	25.2
Net premiums written	0.9	—	0.9	8.6	—	8.6
Net premiums earned	0.4	—	0.4	(2.0)	—	(2.0)
Losses on claims	(14.6)	(10.9)	(25.5)	(47.0)	(16.1)	(63.1)
Operating expenses	(9.5)	(8.4)	(17.9)	(23.4)	(26.3)	(49.7)
Interest and dividends	16.4	6.1	22.5	54.4	17.5	71.9
Operating income (loss)	(7.3)	(13.2)	(20.5)	(18.0)	(24.9)	(42.9)
Net gains on investments	74.1	4.3	78.4	91.5	7.2	98.7
Pre-tax income (loss)	66.8	(8.9)	57.9	73.5	(17.7)	55.8

For the quarter and nine months ended September 30, 2006

	Third quarter			First nine months
	U.S.	Europe	Total	U.S.	Europe	Total
Gross premiums written	38.7	—	38.7	135.4	(1.8)	133.6
Net premiums written	(3.5)	0.9	(2.6)	13.6	(0.5)	13.1
Net premiums earned	7.0	0.7	7.7	73.4	(0.5)	72.9
Losses on claims	(19.8)	11.8	(8.0)	(94.1)	(4.5)	(98.6)
Operating expenses	(6.1)	(11.9)	(18.0)	(26.6)	(39.3)	(65.9)
Interest and dividends	19.5	4.3	23.8	57.4	3.9	61.3
Operating income (loss)	0.6	4.9	5.5	10.1	(40.4)	(30.3)
Net gains (losses) on investments	(13.2)	(4.9)	(18.1)	3.0	11.5	14.5
	(12.6)	—	(12.6)	13.1	(28.9)	(15.8)
Loss on reinsurance commutation	—	(412.6)	(412.6)	—	(412.6)	(412.6)
Pre-tax income (loss)	(12.6)	(412.6)	(425.2)	13.1	(441.5)	(428.4)

Commencing in the first quarter of 2007, results for Runoff are reported excluding the operating results of Group Re. The Runoff segment’s pre-tax income for the third quarter of 2007 was $57.9 compared to a pre-tax loss of $425.2 in the third quarter of 2006 resulting from the $412.6 loss on the commutation of the Swiss Re corporate adverse development cover. During the third quarter of 2007, losses on claims increased as a result of the settlement of a disputed claim and a write-off of certain reinsurance recoverable balances. A modest reduction in operating expenses was offset by reduced interest and dividend income. Net gains on investments in the third quarter of 2007 were $78.4 (principally gains on credit default swaps) compared to net investment losses of $18.1 in the third quarter of 2006. For the first nine months of 2007 the Runoff segment recorded pre-tax income of $55.8 compared to a $428.4 pre-tax loss for the first nine months of 2006 arising primarily as a result of the loss on the commutation of the Swiss Re corporate adverse development cover. The year-over-year declines in written and earned premiums at U.S. Runoff reflect the transitional impact in 2006 of the acquisition of the Fairmont entities (on January 1, 2006 the Fairmont entities were placed into runoff, while the ongoing business carried on as the Fairmont Specialty division of Crum & Forster).

Other Elements of Net Earnings

Consolidated interest and dividend income in the third quarter of 2007 increased by 8.7% to $209.2 from $192.5 in the third quarter of 2006, primarily due to a $1,577.1 increase in the average investment portfolio for the third quarter of 2007 compared to the third quarter of 2006, partially offset by the impact on portfolio yield of the year-over-year decline in average short term interest rates. Consolidated interest and dividend income for the first nine months increased 13.3% to $603.1 from $532.3, principally as a result of the increase in the average investment portfolio for the first nine months of 2007 compared to the first nine months of 2006.

Consolidated net investment gains in the third quarter of 2007 increased to $356.9 from $20.9 in the third quarter of 2006. Net investment gains during the third quarter of 2007 included $269.6 related to mark-to-market valuation adjustments, $70.2 of impairments recorded to reflect unrealized losses on common stocks and bonds, and $157.5 related to net realized gains on common stocks, bonds and other investments. Consolidated net investment gains for the first nine months of 2007 of $692.4 ($745.3 in 2006) included $241.2 related to the mark-to-market valuation adjustments of derivative securities, $70.2 of impairments recorded to reflect unrealized losses on common stocks and bonds, and $521.4 related to net realized gains on common stocks (including a $220.5 gain on the sale of the company’s investment in Hub International Limited), bonds and other investments.

As of December 31, 2006, Fairfax owned $13.2 billion notional value of credit default swaps with a cost of $275.6 and a market value of $71.2. As of September 30, 2007, the $18.5 billion notional amount of credit default swaps owned by Fairfax had an average term to maturity of 4.2 years, a cost of $343.9 and a market value of $545.8. During the third quarter Fairfax recorded net realized gains on sales of $230 notional amount of credit default swaps of $40.9 and mark-to-market net gains of $339.3. Net realized gains on sales of credit default swaps in the first nine months of 2007 were $40.9 and mark-to-market net gains were $398.9. These swaps continue to be very volatile, with the result that their market value (and their liquidity) may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition.

Consolidated interest expense decreased to $46.1 for the third quarter of 2007 from $53.2 in the third quarter of 2006, primarily reflecting reduced interest expense following the retirement of debt in the last quarter of 2006 and the first nine months of 2007. Consolidated interest expense for the first nine months of 2007 increased to $164.5 from $158.2, principally due to one-time costs of $21.2 incurred in the Crum & Forster debt offering and tender offer. Excluding these one-time costs, consolidated interest expense decreased by $14.9 or 9.4% for the nine month period.

	Third quarter		First nine months
	2007	2006	2007	2006
Fairfax	25.6	31.5	80.4	94.0
Crum & Forster	6.9	8.2	22.8	24.7
Crum & Forster debt offering and tender offer costs	—	—	21.2	—
OdysseyRe	9.4	9.6	28.3	28.1
Cunningham Lindsey	4.2	3.9	11.8	11.4
	46.1	53.2	164.5	158.2

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and the investment income, including net investment gains, from Fairfax’s cash, short term investments and marketable securities, and is comprised of the following:

	Third quarter		First nine months
	2007	2006	2007	2006
Fairfax corporate overhead	34.6	24.0	83.5	62.7
Subsidiary holding companies corporate overhead	7.8	12.2	23.9	29.3
Holding company interest and dividends	(11.9)	(5.2)	(29.5)	(18.3)
Holding company net gains on investments	(112.0)	(8.4)	(165.5)	(36.4)
Investment management and administration fees	(8.9)	(15.1)	(29.0)	(40.8)
	(90.4)	7.5	(116.6)	(3.5)

The increase in Fairfax corporate overhead expense in the third quarter and in the first nine months of 2007 was principally attributable to capital tax reassessments relating to prior years of $10.1 and to increased legal, audit and consulting fees. Reduced subsidiary holding companies corporate overhead expense primarily reflects reduced compensation expenses and reduced legal, audit and consulting fees incurred year-over-year. Corporate and other expenses were more than offset during the quarter and in the first nine months by increased investment income earned at the holding company, including significantly higher net realized and unrealized gains on holding company investments.

The company recorded an income tax expense of $181.1 on its consolidated statement of earnings for the third quarter of 2007 at an effective tax rate of 36.1%, which includes the recording of a $9.0 future income tax valuation allowance. Consolidated income tax expense of $64.0 for the third quarter of 2006 primarily reflects the fact that no income tax benefit was recognized on recording the loss on the commutation of the Swiss Re adverse development cover.

The company’s non-controlling interests in its consolidated statements of earnings arose from the following subsidiaries:

	Third quarter		First nine months
	2007	2006	2007	2006
Northbridge	21.6	10.9	79.3	46.7
OdysseyRe	45.2	7.2	146.3	79.2
Cunningham Lindsey	(0.1)	(0.3)	0.5	(0.2)
	66.7	17.8	226.1	125.7

As a result of Fairfax’s secondary offering of OdysseyRe common stock in December 2006, the conversion of OdysseyRe’s convertible senior debentures in the second quarter of 2007 and OdysseyRe’s repurchases of its common stock on the open market, Fairfax’s interest in OdysseyRe declined to 60.3% compared to 78.5% in the third quarter of 2006. During the third quarter of 2007, Northbridge and OdysseyRe purchased on the open market 841,947 and 1,866,589, respectively, of their common shares pursuant to previously announced common share repurchase programmes, increasing Fairfax’s ownership of Northbridge to 60.2% and of OdysseyRe to 60.3% and decreasing the balance sheet non-controlling interest by $25.7 and $60.5 for Northbridge and OdysseyRe, respectively.

Financial Condition

Holding company cash, short term investments and marketable securities at September 30, 2007 totaled $836.7 ($811.2 net of holding company short sale and derivative obligations), compared to $767.4 at 2006 year-end. Significant cash movements at the Fairfax holding company level during the first nine months of 2007 include payments of $111.2 to retire $112.9 principal amount of debt, interest paid of $74.6, cash early participation payments of $11.2 on the company’s note exchange offer, the payment of $58.2 of common and preferred share dividends, the funding of Fairfax Asia’s additional investment in ICICI Lombard of $15.3, the receipt of $107.7 in cash dividends from subsidiaries, payments received pursuant to tax sharing agreements of $86.6, investment management fees of $50.0, and investment income earned on and the appreciation in the fair value of holding company cash, short term investments and marketable securities. The holding company cash, short term investments and marketable securities balance varies with changes in the fair values of the investment securities owned at the holding company.

Subsidiary cash and short term investments decreased by $917.4 to $3,685.3 from $4,602.7 at year-end, with the cash decrease being largely invested in bonds and common stocks. Consolidated cash resources during the third quarter of 2007 increased by $799.7 compared to an increase during the third quarter of 2006 of $839.1. Consolidated cash provided by operating activities was $288.5 for the third quarter of 2007 compared to $306.2 for the third quarter of 2006, a decrease of $17.7 principally as a result of differences in collections of balances recoverable from reinsurers, accounts payable and accrued liabilities, and provision for claims.

Consolidated cash provided by investing activities in the third quarter of 2007 declined to $482.1 compared to $566.4 in the third quarter of 2006. The year-over-year change primarily reflects net sales of securities of $573.1 during the third quarter of 2007 compared to net sales of securities of $565.8 during the third quarter of 2006. Consolidated cash used in financing activities of $7.4 in the third quarter of 2007 reflects $2.9 of net debt increase, dividends paid of $3.4 and $7.0 of repurchases of subordinate voting shares.

Cash flow from operations for the third quarter of 2007 reflects $83.8 for Northbridge ($89.1 in 2006), and cash provided of $37.1 for Crum & Forster (cash provided of $81.2 in 2006) and $52.4 for OdysseyRe ($288.1 in 2006). The decline at Northbridge was primarily due to the timing of payments for premium deposits to reinsurers, payments of accrued expenditures and reduced claim payments from reinsurers. The decline at Crum & Forster was primarily attributable to lower premium collections and lower loss recoveries compared to loss recoveries during the third quarter of 2006 associated with 2005 catastrophe losses, partially offset by lower reinsurance payments, reflecting the favourable effect of higher retentions, and lower income tax payments. Decreased cash flows at OdysseyRe reflect an increase in gross paid losses during the third quarter of 2007 as a direct result of the settlement of the Gulf Insurance Company litigation, an increase in taxes paid due to the deconsolidation of tax filings and reinsurance recoveries received in the third quarter of 2006 relating to the 2006 storms.

The decline in reinsurance recoverable to $5,167.9 at September 30, 2007 from $5,506.5 at December 31, 2006 and the decline in provision for claims to $15,340.6 from $15,502.3 relate primarily to continued progress by the runoff operations.

Portfolio investments comprise investments carried at fair value (see note 2 to the consolidated financial statements) and investments carried at equity-accounted values (at September 30, 2007, these included the company’s investments in Advent Capital (Holdings) PLC, ICICI Lombard General Insurance Company and other portfolio holdings), the aggregate carrying value of which was $18,613.4 at the end of the third quarter of 2007 ($17,584.4 net of short sale and derivative obligations). The unrecorded excess of fair value over the carrying value of investments carried at equity was $38.9 at September 30, 2007.

The future income tax asset decreased by $190.0 to $581.3 during the first nine months, the decrease being primarily attributable to the tax charge arising from the change in net unrealized gains on available for sale and held for trading securities, partially offset by the change in unrealized foreign currency translation gains on Canadian dollar-denominated future tax assets. The portion of the company’s future income tax asset related to capitalized operating tax losses of its U.S. consolidated tax group decreased by $41.5 to $nil as at September 30, 2007, as profitable operations of that group have resulted in utilization of U.S. operating tax losses.

Capital Structure and Liquidity

The company’s capital structure and financial ratios were as follows:

	September 30, 2007	Pro forma December 31, 2006(1)	December 31, 2006
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	811.2	783.6	767.4
Holding company debt	1,062.0	1,181.5	1,202.6
Subsidiary debt	1,000.6	974.2	981.3
Purchase consideration payable	175.8	179.2	179.2
Trust preferred securities of subsidiaries	17.9	17.9	17.9
Total debt	2,256.3	2,352.8	2,381.0
Net debt	1,445.1	1,569.2	1,613.6
Common shareholders’ equity	3,464.9	2,799.6	2,720.3
Preferred equity	136.6	136.6	136.6
Non-controlling interests	1,511.3	1,300.6	1,292.9
Total equity and non-controlling interests	5,112.8	4,236.8	4,149.8
Net debt/equity and non-controlling interests	28.3%	37.0%	38.9%
Net debt/net total capital	22.0%	27.0%	28.0%
Total debt/total capital	30.6%	35.7%	36.5%
Interest coverage	7.8x	5.2x	5.2x

____________

(1)	Pro forma December 31, 2006 balances reflectthe adjustment upon adoption of the new accountingstandards described in note 2 to the consolidatedfinancial statements.

Cash, short term investments and marketable securities held at the holding company at September 30, 2007 totaled $836.7 ($811.2 net of holding company short sale and derivative obligations). Holding company indebtedness declined by $122.9 to $1,255.7 from $1,378.6 (pro forma the adoption of the new accounting standards described in note 2 to the consolidated financial statements) at year-end, reflecting the repayment of $60.4 of matured senior notes, open market repurchases of bonds for cancellation and other debt retirement totaling $51.4 and a net increase in debt transaction costs of $11.1 recorded as a reduction to the carrying value of debt.

During the second quarter, Fairfax completed an exchange offer wherein $282.6 principal amount of 7 ¾% notes due 2012 were exchanged by noteholders for $282.6 principal amount of 7 ¾% notes due 2017. Fairfax paid $11.2 in cash early participation payments to tendering noteholders and incurred expenses of $2.9 which were deferred as a reduction of the balance sheet carrying value of the related debt and will be amortized into earnings over the term of the new notes.

Subsidiary indebtedness increased by $26.4 to $1,000.6 from $974.2 (pro forma) at year-end, reflecting the retirement by OdysseyRe of $23.5 principal amount of 4.375% convertible senior debentures due 2022, the completion by Crum & Forster of a tender offer that retired $295.7 principal amount of its 10 3/8% notes due 2013 for consideration of $325.7 and an offering of $330.0 principal amount of 7 ¾% notes due 2017 at an issue price of 100%, a $6.9 increase in subsidiary indebtedness, a $29.2 increase in the carrying value of debt as a result of the impact of movements in the U.S. dollar-Canadian dollar exchange rate on Canadian dollar-denominated debt, and a net increase in debt transaction costs of $20.5 that has been classified as a reduction to the carrying value of debt. Of the $41.3 in costs related to the Crum & Foster tender offer and debt offering (comprised of cash payments to noteholders in connection with the tender offer of $29.9, transaction costs of the tender offer and the debt offering of $6.0, and non-cash costs of the retired debt of $5.4 which were previously deferred), $21.2 was charged to earnings as current period costs of debt extinguishment and $20.1 was deferred as a reduction of the balance sheet carrying value of the related debt and is being amortized into earnings over the term of the new notes. Upon completion of the Cunningham Lindsey transaction in the fourth quarter, subsidiary indebtedness is expected to decline by Cdn$72.8 upon repayment in full of Cunningham Lindsey’s unsecured term loan facility. At September 30, 2007 the company’s consolidated net debt/net total capital ratio improved to 22.0% from 27.0% (pro forma) at year-end, and the consolidated total debt/total capital ratio improved to 30.6% from 35.7% (pro forma) at year-end.

The company believes that cash, short term investments and marketable securities held at the holding company provide adequate liquidity to meet the holding company’s obligations in 2007 and 2008. Besides these holding company resources, the holding company expects to continue to receive investment management fees, investment income on its holdings of cash, short term investments and marketable securities, and tax sharing payments and dividends from its insurance and reinsurance subsidiaries. Payments received in 2007 pursuant to tax sharing agreements are expected to decline relative to those received in 2006 due to the 2006 deconsolidation of OdysseyRe from the U.S. consolidated tax group. After the third quarter, the holding company’s obligations in 2007 consist of interest and overhead expenses, preferred share dividends, approximately $8.2 of purchase consideration payable and an approximately Cdn$20 net investment in conjunction with the Cunningham Lindsey sale transaction. The holding company’s known obligations in 2008 consist of interest and overhead expenses, preferred share dividends and the payment of $62.2 in April on the maturity of outstanding notes.

Primarily as a result of retained nine months’ earnings, other comprehensive income in 2007 and a $79.3 transitional adjustment arising from the adoption of new accounting standards (see note 2 to the consolidated financial statements), shareholders’ equity at September 30, 2007 increased by $744.6 to $3,601.5 from $2,856.9 at year-end. Common shareholders’ equity at September 30, 2007 was $3,407.0 or $192.85 per basic share (excluding the $57.9 of capital attributable to the company’s issue of convertible debentures in 2003 and the unrecorded $38.9 excess of fair value over the carrying value of investments carried at equity) compared to $150.16 per basic share ($154.63 per basic share adjusted for the adoption of the new accounting standards described in note 2 to the consolidated financial statements) at the end of 2006, representing an increase in 2007 over the $154.63 per basic share value at the end of 2006 of 24.7% (26.5% adjusted to include the $2.75 per share dividend paid in 2007). At September 30, 2007 there were 17,666,790 shares effectively outstanding.

SEC Subpoenas

There have been no material developments on this matter beyond the disclosure on pages 124 and 125 of the company’s 2006 Annual Report. For a full description of this matter, please see “SEC Subpoenas” in note 9 to the consolidated financial statements.

Lawsuits Seeking Class Action Status

There have been no material developments on this matter beyond the disclosure on page 125 of the company’s 2006 Annual Report. For a full description of this matter, please see “Lawsuits” in note 9 to the consolidated financial statements.

Comparative Quarterly Data (unaudited)

	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005
Revenue	1,871.2	1,670.1	1,535.0	1,638.5	1,515.1	1,935.6	1,714.5	1,359.7
Net earnings (loss)	253.2	168.1	110.9	159.1	(359.2)	229.2	198.4	(308.1)
Net earnings (loss) per share	$14.12	$ 9.32	$ 6.10	$ 8.81	$(20.41)	$12.73	$10.99	$(17.51)
Net earnings (loss) per diluted share	$13.47	$ 8.92	$ 5.88	$ 8.45	$(20.41)	$12.14	$10.51	$(17.51)

Excluding any effect of the 2005 hurricanes, operating results at the company’s insurance and reinsurance operations have been improving as a result of company efforts, although they have been affected by an increasingly difficult insurance environment (interrupted temporarily subsequent to the 2005 hurricanes). Apart from reserve strengthenings which have occurred, individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes and by settlements or commutations by the runoff group, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which is not predictable.